April 12, 2019

Gregory Chow
Senior Vice President and Chief Financial Officer
Aptose Biosciences Inc.
251 Consumers Road, Suite 1105
Toronto, Ontario, Canada M2J 4R3

       Re: Aptose Biosciences Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed March 12, 2019
           File No. 001-32001

Dear Mr. Chow:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Healthcare
& Insurance